SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  June 30, 2002

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     Dreyfus High Yield Strategies Fund
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Trustees of
Dreyfus High Yield Strategies Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of
1940 that the Dreyfus High Yield Strategies Fund (the
"Fund") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 as of June 30, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation
standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances.  Included
among our procedures were the following tests performed
as of June 30, 2002 and with respect to agreement of security purchases and sales, for the period from March 31, 2002
(the date of our last examination) through June 30, 2002
without prior notice to management:
1)	Examination of Mellon Securities Trust Company's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2)	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3)	Inspection of documentation of other securities held
in safekeeping by the Custodian but not included in 1)
and 2) above;
4)	Reconciliation between the Fund's accounting records
and the custody records as of June 30, 2002 and verified
reconciling items;
5)	Agreement of pending trade activity for the Fund as
of June 30, 2002 to their corresponding subsequent cash
statements;
6)	Agreement of trade tickets for a sample of purchases
and sales of securities for the period March 31, 2002 (the
date of our last examination) through June 30, 2002, to the
books and records of the Fund noting that they had been
properly recorded and subsequently settled;
7)	Confirmation of all repurchase agreements with brokers
and agreement of underlying collateral with the Fund's records;
8)	We reviewed Mellon Trust Global Securities Services
Report on Controls Placed in Operation and Tests of Operating effectiveness for the Fund Application System ("SAS 70 Report") for the period January 1, 2001 to December 31, 2001, and noted
no negative findings were reported in the areas of
Asset Custody and Control; and
9)	We obtained inquired of the Custodian who confirmed
that all control policies and procedures detailed in Section
IV of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2002 through June 30, 2002.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dreyfus High
Yield Strategies Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of June 30, 2002, with respect to securities reflected in the investment accounts of the Fund are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus
High Yield Strategies Fund and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG, LLP
New York, New York

September 3, 2002





September 3, 2002




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Dreyfus High Yield
Strategies Fund (the "Fund"), are responsible for complying
 with the requirements of subsections (b) and (c) of Rule
17f-2,"Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2002 and from March 31, 2002 through June 30, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,2002 and from March 31, 2002 through June 30, 2002 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund



James Windels
Treasurer